

October 20, 2010

Igor Gonda
President and Chief Executive Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, California 94545

> **Re:** **Aradigm Corporation**
> **Registration Statement on Form S-1**
> **Amended October 5, 2010**
> **File No. 333-168770**

Dear Mr. Gonda:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Selling Shareholders, page 53

1.   We note your response to prior comment 5. With respect to each selling shareholder that you have identified as an affiliate of a broker-dealer, please revise your disclosure to identify the selling shareholder as an underwriter with respect to the shares that it is offering for resale. Alternatively, if true, revise to state that the selling shareholder purchased the shares being offered for resale in the ordinary course of business and, at the time of purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Igor Gonda
Aradigm Corporation
October 20, 2010
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   John W. Campbell, Esq.
              Raymond T. Hum, Esq.
              Morrison & Foerster LLP